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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         Commission File number 0-19152

                       AUTOMATED SECURITY (HOLDINGS) PLC
                               ENGLAND AND WALES
                (Jurisdiction of incorporation of organization)
            The Clock House, The Campus, Spring Way Hemel Hempstead,
                         Hertfordshire HP2 7TL England
                         (Address of principal offices)
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F /X/    Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes / /    No /X/

    (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .)

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                                                                          [LOGO]

FOR IMMEDIATE RELEASE

                                  Contact: Peter Bertram
                                         Automated Security (Holdings) PLC
                                         011-441-44-260-008
                                                   -or-
                                         Brian Rafferty
                                         Taylor Rafferty Associates
                                         212-889-4350

PROPOSED ACQUISITION OF AUTOMATED SECURITY (HOLDINGS) PLC ("ASH") BY ADT LIMITED ("ADT"): RESULT OF COURT MEETINGS

    London, August 22, 1996 -- Automated Security (Holdings) PLC (ASH) (NYSE:
ASI), a leading international electronic security systems group, today announced that its board, which has been advised by Charterhouse Bank Limited and Smith Barney Inc., announces that the Court Meetings convened to consider the scheme of arrangement to effect the acquisition of ASH by ADT ("the Scheme") were held today in accordance with the notices of those meetings set out in the circular to shareholders dated July 22, 1996. The resolutions to approve the Scheme were duly passed.

    - A majority in number of the holders of Ordinary Shares present and voting either in person or by proxy, representing 67,668,936 Ordinary Shares (98.65% of the Ordinary Shares voted at the meeting), voted in favor of the Scheme.

    - A majority in number of the holders of 5% Preference Shares present and voting either in person or by proxy, representing 4,920,094 5% Preference Shares (99.95% of the 5% Preference Shares voted at the meeting), voted in favor of the Scheme.

    - A majority in number of the holders of 6% Preference Shares present and voting either in person or by proxy, representing 18,524,093 6% Preference Shares (99.96% of the 6% Preference Shares voted at the meeting), voted in favor of the Scheme.

    Subject to the sanction of the Court and the satisfaction or waiver of the other remaining conditions, it is expected that the Scheme will become effective on September 5, 1996 and that trading in the new ADT common shares to be issued as consideration will commence on September 6, 1996.

    With operations in the UK and US, ASH is a leading provider of security systems for the commercial, industrial, and residential markets.

    In addition to the ADRs listed on the NYSE (each equal to two ordinary shares), ASH's ordinary shares are traded on the London Stock Exchange and prices may be accessed on the Reuter Equities 2000 Service under the symbol ATOS.L and on Quotron under the symbol ATOSU.EU.
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Automated Security (Holdings) PLC

                                          By:          /s/ PETER BERTRAM

                                             -----------------------------------
                                              Peter Bertram
                                             Chief Financial Officer

Date of signing: August 26, 1996